Filed by RhythmOne plc

This communication is filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934

Subject Company: YuMe, Inc.

Commission File Number: 001-36039

Date: September 5, 2017

RHYTHMONE EMPLOYEE Q & A: YUME ACQUISITION

General Questions

ABOUT YUME

YuMe is a proven partner for video advertising leadership and innovation. They offer programmatic brand solutions with data-driven audience insights that empower brand advertisers to engage and influence their most promising audiences and increase engagement and sales. YuMe extends data-driven audiences to any TV or digital screen. Programmatic, audience-based technologies combine with unparalleled service to help brand advertisers engage audiences wherever they interact with content that matches their needs and interests. YuMe is headquartered in Redwood City, California, with worldwide offices. For more information, visit www.yume.com.

YuMe is listed on the New York Stock Exchange under the ticker: YUME

FY 2016 Revenue: $160.4M

Adjusted EBITDA: $10.9M

Cash: $34.7M

Market Cap: $203M GBP, or ~$147M USD

ABOUT THE TRANSACTION

RhythmOne has signed an agreement with YuMe, Inc., a publicly-traded company listed on the New York Stock Exchange, to acquire all of its issued and to be issued share capital. The Acquisition is expected to close in the first quarter of calendar 2018.

WHY DID RHYTHMONE ACQUIRE YUME?

RhythmOne’s acquisition of YuMe fits well within its overall strategy to become the most efficient and effective marketplace for digital advertising, helping to drive ROI for brands and agencies.

Yume brings strong demand-side software and services used by brands, agencies and trading platforms, a robust, first-party data management and targeting platform, and significant, high-quality mobile, desktop and connected TV inventory – especially attractive to brand advertisers.

RhythmOne’s strengths are primarily focused on the supply-side, and include a sizeable footprint of owned and operated, controlled and extended reach properties, as well as programmatic platform capabilities represented by its multi-channel, multi-format ad exchange, whereby advertisers and agencies can reach targeted, engaged audiences at scale.

YuMe’s relationships with agencies and brands, its highly valued inventory and its demand-side technologies complement our robust, unified programmatic platform. We will now be one of the few end-to-end programmatic platforms with unique audiences of differentiated quality at scale.

In addition to capabilities alignment, YuMe also brings a talented and tenured staff that will augment our sales, engineering, product and operational staff and resources. We will be adding over 450 staff globally, increasing our team by approximately 150%. This instantaneously scales RhythmOne’s programmatic sales capabilities, and dramatically enhances our global footprint with new offices in the US as well as additional offices in Canada, UK, France, Spain, Mexico, and India.

WHAT IS THE VISION FOR YUME WITHIN THE RHYTHMONE BUSINESS?

The combination of the strengths of YuMe and RhythmOne products will result in a complete, end-to-end, multi-channel, multi-format, digital advertising and content distribution technology platform – with the technology, talent, resources, and relationships to be truly class-leading within the sector.

Today’s acquisition announcement is expected to advance the entire brand advertising industry with a complete, independent digital advertising marketplace focused on the several of the fastest growing digital ad segments: mobile, video, programmatic and connected TV. RhyhmOne’s digital advertising marketplace, bolstered by the strength of YuMe’s video ad platform will be built for the full benefit of demand and supply-side businesses. The proposed combination offers the ability to scale to meet diverse buying and selling needs across broad segments of the market. Together, our two companies can offer customers added value and high performance at scale, faster than we can as independent companies with the goal of maximizing customers’ ROI and providing the most efficient and effective marketplace for digital advertising. There is a strong synergy between the two companies that will result in great outcomes for our customers, partners, investors and employees.

WHEN WILL THE DEAL CLOSE?

The transaction is conditioned upon, among other things, YuMe stockholders tendering at least a majority of issued and outstanding YuMe shares. The transaction is also conditioned upon RhythmOne shareholders authorizing the issuance of the RhythmOne shares to be issued in the transaction. The board of directors of both RhythmOne and YuMe have unanimously approved the acquisition. The acquisition is expected to close in the first calendar quarter of 2018.

WHAT WILL HAPPENED TO THE YUME COMPANY (LEGAL ENTITY)?

For the time being, YuMe will remain in operation as a wholly owned subsidiary of RhythmOne and we will continue its great work with clients.

ARE THE TWO BRANDS BEING COMBINED?

Upon closing, it is the intent that YuMe will remain in operation as a wholly owned subsidiary of RhythmOne and the YuMe name and product brand names will continue to be used for the foreseeable future. Over time, as new products and technologies are introduced the branding strategy may be reevaluated.

WHEN/HOW WILL WE BE COMMUNICATING THE CHANGE TO CLIENTS?

We will start customer and partner communication once the deal officially closes. Client-facing employees will receive additional information on the logistics and messaging related to external communications. For the time being, you can use this document and the press release for overall messaging. You can also reach out to your manager or to the marketing department to answer further questions or to help field inquiries.

IS THE PRODUCT ROADMAP FOR RHYTHMONE CHANGING?

No. For the foreseeable future and as integration plans are developed, this may change, but for the time being, it is business as usual.

WILL SALES GOALS BE ADJUSTED?

There is no plan to adjust sales goals between now and the time of close. At the time of close, sales structure and goals will likely be evaluated as part of the integration process. We will keep you apprised of updates.

HR Questions

WHAT WILL THE NEW ORGANIZATIONAL STRUCTURE LOOK LIKE?

The org structure is being reviewed as part of the integration planning process. Any changes to the org structure will be determined and communicated to you in the coming weeks.

WILL THE LEADERSHIP TEAM BE CHANGING?

Ted Hastings, current CEO of RhythmOne will continue as CEO of the combined company. During the period prior to closing, no executive changes are anticipated. The intent of the combined company is to retain the top talent of both organizations post-closing in order to carry out its mission. It is expected that certain redundant executives will leave the company at closing but that the non-redundant management team will remain post-closing.

WILL I STILL HAVE A JOB?

We know that the success of RhythmOne is based on the dedication and contributions of its talented employees. The intent of the combined company is to retain all top talent of both organizations post-closing in order to carry out its mission post-closing. Of course, with the combination of two public companies, there may be some overlap and redundancy, however, no decisions about any particular jobs have been made at this time, and we will keep everyone informed during the integration planning. As for now, it is business as usual – everyone should continue the great work they have been doing as part of RhythmOne.

WHO WILL I BE REPORTING TO?

Reporting structures will be evaluated and decided upon as part of the integration planning process, and will be communicated in the coming weeks. In the meantime, it is business as usual and the reporting structure will remain the same.

WILL THIS CHANGE AFFECT MY TITLE OR JOB RESPONSIBILITIES?

There are no immediate plans to change title for most of the employees. Over the next few quarters, adjustments may be made if they are thought to lead to improvements to either employee development or client success.

DOES THIS IMPACT MY EQUITY COMPENSATION/STOCK OPTIONS?

No.

WHAT WILL HAPPEN TO MY OTHER COMPENSATION?

We do not anticipate any substantial changes to employees’ compensation and benefits for the twelve months post-closing.

Operations Questions

WHAT WILL CHANGE WITH OUR COMPANY CULTURE?

The proposed combination provides a perfect inflection point for two similarly sized companies to define a new culture with the best attributes of both companies. The integration planning process is a time for both companies to get to know each other better. We will hold company-wide meetings with both management teams, and will have YuMe team members in our offices over the next couple months. We encourage you to get to know them. We believe a high performance, innovative, collaborative and fun culture will result.

RhythmOne looks forward to absorbing the energetic culture that YuMe has cultivated and working together to further build a world-class organization.

WILL OUR OPERATIONAL PROCESSES CHANGE?

Most likely. We will be rolling out updates to processes and procedures in the weeks and months following the close of the transaction, but will be open to reviewing suggestions for new processes that will work best for both teams.

ARE THERE ANY PLANS TO MOVE OFFICES?

Gaining efficiencies relating to the combined company’s real estate footprint while optimizing the office experience for the combined workforce will be part of the integration planning process. More news to come.

WHAT WILL CHANGE WITH OUR BUSINESS TOOLS AND PROCESSES?

It is a priority to ensure effective collaboration and communication for the combined employee base. We will evaluate the common collaboration tools and how to integrate them in the coming months.

WHO CAN I TALK TO ABOUT SUGGESTIONS I HAVE?

Please email HR@rhythmone.com with any suggestions regarding business processes. You will also be included in TinyPulse which is the tool we use to gather input from the team and can be used for comments or suggestions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The Exchange Offer for the outstanding shares of YuMe stock has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that RhythmOne and its offering subsidiary, Redwood Merger Sub 1, Inc. (the “Purchaser”), will file with the SEC.

RhythmOne and the Purchaser plan to file a tender offer statement on Schedule TO, together with other related Exchange Offer documents, including a letter of transmittal, in connection with the offer, YuMe plans to file a Recommendation Statement on Schedule 14D-9 in connection with the offer and RhythmOne plans to file a registration statement on Form F-4 that will serve as a prospectus for RhythmOne shares to be issued as consideration in the offer and the mergers. These documents will contain important information about RhythmOne, YuMe, the offer and the mergers. YuMe Stockholders are urged to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made available to YuMe Stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting RhythmOne’s investor relations department at Edward Bridges, FTI Consulting, Inc., Tel: +44 (0)20 3727 1000, Email: rhythmone@fticonsulting.com or YuMe’s investor relations department at ir@yume.com or +1-650-503-7192. Such documents are not currently available.

In addition to the SEC filings made in connection with the transaction, YuMe files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549, United States of America. Please call the SEC at +1-800-732-0330 for further information on the public reference room. YuMe’s filings with the SEC are also available to the public from commercial document-retrieval services and at http://www.sec.gov. In addition to the SEC filings made in connection with the transaction, RhythmOne makes available annual reports and other information free of charge on its website at www.RhythmOne.com. Such information can also be obtained from RhythmOne using the contact information above.

FORWARD-LOOKING STATEMENTS

This communication contains (or may contain) certain forward-looking statements with respect to certain of RhythmOne’s plans and its current goals and expectations relating to its future financial condition and performance and which involve a number of risks and uncertainties. RhythmOne cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding RhythmOne’s future financial position, income growth, impairment charges, business strategy, projected levels of growth in its markets, projected costs, estimates of capital expenditure, and plans and objectives for future operations of RhythmOne and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market-related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (“IFRS”) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond RhythmOne’s control. As a result, RhythmOne’s actual future results may differ materially from the plans, goals, and expectations set forth in RhythmOne’s forward-looking statements.

Any forward-looking statements made herein by or on behalf of RhythmOne speak only as of the date they are made. Except as required by the FCA, AIM or applicable law, RhythmOne expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any changes in RhythmOne expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Neither the content of the RhythmOne’s website (or any other website) nor the content of any website accessible from hyperlinks on the RhythmOne’s website (or any other website) is incorporated into, or forms part of, this announcement.